

April 25, 2014

Via E-mail
Tetsuro Higashi
Managing Director
TEL-Applied Holdings, B.V.
Kerkenbos 1015, Unit C, 6546 BB
Nijmegen, The Netherlands

> Re: **TEL-Applied Holdings, B.V.**
>   **Amendment No. 1 to Registration Statement on Form S-4**
>   **Filed April 4, 2014**
>   **File No. 333-194047**

Dear Mr. Higashi:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>What are the specific proposals on which I am being asked to vote, page 1</u>

1.   We note your proposed changes to HoldCo's governing documents in response to prior comment 2. Please note that we may have additional comments on appropriately revised disclosure regarding your new Proposed Articles, if adopted. We have, however, provided below several comments addressing the specific items you outlined in your response as the "material differences" between the Proposed Articles and Applied's current charter.

2.   We note your response to prior comment 2 with respect to the election of directors. It is unclear how the proposed change to HoldCo's governing documents would eliminate the difference between the rights of Applied holders and the rights of HoldCo's holders. For instance, Applied's documents require a vote of the majority of votes cast to <u>elect</u> a director, but the binding nomination process described in HoldCo's proposed documents would require a majority to <u>reject</u> the director. Therefore, if a vote to elect an Applied

director fails to obtain a majority of votes cast, the nominee is <u>not</u> elected, whereas a HoldCo nominee <u>would be</u> elected if the vote fails. Please expand your response to address this apparent difference or revise to present it as a separate proposal from the business combination proposal.

3.   We note your response to prior comment 2 that the proposed HoldCo articles permit shareholders to amend the articles of association upon a majority of outstanding shares; however, proposed article 33.1 indicates the voting standard will be a majority of votes cast, provided the majority constitutes a quorum. Please advise or revise. Also, please expand your response to address the inability of HoldCo shareholders to amend the board rules and how this differs from the current rights of Applied holders to amend both the articles of association and the bylaws.

Background of the Business Combination, page 62

4.   We note your revisions to the disclosure on page 64 in response to prior comment 6; however, it remains unclear what specific "potential opportunities" were considered. Please expand your disclosure to describe more specifically these opportunities and why they were considered less attractive than a transaction with TEL or advise.

Nomination and Election of Directors, page 236

5.   We note your revised disclosure in response to prior comment 22 that nominations are "binding" on shareholders "within the meaning of article 2:133 of the Netherlands Civil Code." Please further revise to clarify the meaning of "binding" under article 2:133.

Exhibit 5.1

6.   We note your response to prior comment 28. While the assumption as to matters disclosed in the course of counsel's investigation may be "customary and appropriate" under Dutch law, we continue to believe that the assumption is overly broad and should not include more than those matters specified parenthetically within the assumption. Please provide a revised opinion that does not include the broad condition in paragraph 4.

7.   Please expand your response to prior comment 29 to explain the basis for the determination that the insolvency qualification in paragraph 5.1(b) is necessary and appropriate. While the qualification may be "customary and appropriate," please address why it is necessary and clarify whether the qualification affects the opinion of non-assessability.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kristin Lochhead at (202) 551-3664 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Mary Beth Breslin at (202) 551-3625 or me at (202) 551-3528 with any other questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

cc (via e-mail): James R. Griffin, Esq.